**HARVEST OPERATIONS CORP. / HARVEST ENERGY TRUST**

**NOTICE OF CHANGE OF CORPORATE STRUCTURE**
(Section 4.9 of National Instrument 51-102)

**1. Names of parties to the transaction**

| | |
|---|---|
| Harvest Operations Corp. | (the "**Corporation**") |
| Harvest Energy Trust | (the "**Trust**") |

**2. Description of the transaction**

Pursuant to an internal reorganization completed on April 30 and May 1, 2010, the Trust was wound up into its sole unitholder, KNOC Canada Ltd., and the Corporation amalgamated with KNOC Canada Ltd. to continue as one corporation under the name Harvest Operations Corp.

Following completion of the reorganization the Corporation holds, directly and indirectly through its subsidiaries, all of the assets formerly held by the Trust. The Corporation has also assumed all of the liabilities formerly owed by the Trust, including the former debentures of the Trust which have become direct obligations of the Corporation in accordance with their governing indentures.

The outstanding debentures remain listed on the Toronto Stock Exchange without any change of trading symbol, as follows:

| Series | TSX Trading Symbol |
|---|---|
| 6.50% Debentures due 2010 | HTE.DB.B |
| 6.40% Debentures due 2012 | HTE.DB.D |
| 7.25% Debentures due 2013 | HTE.DB.E |
| 7.25% Debentures due 2014 | HTE.DB.F |
| 7.50% Debentures due 2015 | HTE.DB.G |

The 7⅞% Senior Notes due 2011 of the Corporation also remain outstanding following the reorganization.

The Corporation (together with its subsidiaries, "**Harvest**") continues to be a wholly-owned subsidiary of Korea National Oil Corporation and remains responsible for providing all technical, engineering, geological, land management, financial, administrative and commodity marketing services relating to Harvest's upstream operations. North Atlantic Refining Limited, a wholly-owned subsidiary of the Corporation, continues to be principally responsible for providing engineering, operations and administrative services relating to Harvest's downstream operations.

**3. Effective date of the transaction**

The reorganization was completed on April 30 and May 1, 2010.

**4. Name of each party that ceased to be a reporting issuer after the transaction and of each continuing entity**

The Trust was terminated in connection with the reorganization and therefore ceased to be a reporting issuer.

The Corporation, which was previously a reporting issuer, continues to be a reporting issuer following completion of the reorganization.